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                              October 26, 2022

       Shubha Dasgupta
       Chief Executive Officer
       Pineapple Financial Inc.
       Unit 200, 111 Gordon Baker Road
       North York, Ontario M2H 3R1

                                                        Re: Pineapple Financial
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
October 12, 2022
                                                            CIK No. 0001938109

       Dear Shubha Dasgupta:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to our prior comment 1 and reissue in part. Please revise the summary section to
disclose your multiple class share structure (Common Shares, Class A
                                                        Shares, Class B Shares,
and Class C Shares).
       Risk Factors
       We are dependent on the residential real estate market, page 8

   2. We note your risk factor disclosure here that your financial performance is closely connected to the
strength of the residential real estate market, and then you list some
 Shubha Dasgupta
FirstName  LastNameShubha Dasgupta
Pineapple Financial Inc.
Comapany
October 26,NamePineapple
            2022         Financial Inc.
October
Page 2 26, 2022 Page 2
FirstName LastName
         business and macroeconomic conditions, such as ecomonic slowdown and higher interest rates. Please revise your risk factor to clarify if any of those discussed potential macroeconomic conditions are currently adversely impacting the real estate market and your business, and to what extent, so that investors may assess the risk. Further, we note your disclosure regarding policies of the U.S. Federal Reserve Board. Please clarify how the U.S. federal monetary policy affects you and also discuss how Canadian monetary policies are affecting your business.
Increases in interest rates may have an adverse effect on our business, page 12

3. We note your response to our prior comment 7 and reissue in part. Please revise your discussion in the risk factor to clarify where in the cycle interest rates are and how the rising interest rate environment is impacting your business.
Use of Proceeds, page 22

4. We note your response to our prior comment 10 and reissue in part. We note that approximately 20% of the use of proceeds may go to expansion, including acquisitions.
         Please identify the businesses or nature of business sought and the status of the negotiations. If you do not have any current acquisition plans, please clarify that.
Management's Discussion and Analysis of Finanical Condition, page 26

5. We note your response to our prior comment 11 and reissue in part. Following the language you revised in response to our comment, please clarify what "[t]his" is referring to in the beginning of the sentence, "[t]his has been primarily due to organic growth,"
         found on page 27. We further note your revision here to include the different categories of "Users." We note the term here appears to include consumers, whereas the same defined term in your summary on page 1 does not appear to include consumers. We further note thtat in the business section on page 33 the total amount of agents is 627 -- the same number as the total numbr of Users found on page 27 -- which seems to include agents and consumers. As such, please revise throughout to consistently define "Users."
Business
Insuarance Products, page 35

6. We note your responses to our prior comment 13 and that your insurance business is in the early stages of development and also your disclosure regarding the insurance services
         Pineapple Insurance provides. Please clarify if some of the insurance offered is offered through third parties. Discuss the material steps, costs anticipated, whether financing will be needed, and the timeline for growing Pineapple Insurance from its early stages of development. In addition, add appropriate risk factor disclosure and a section describing insurance regulation in Canada.
7. We note your response to prior comment 14. Please also explain in the prospectus, as you have in your response, that as a regulatory requirement, all Canadian mortgage approvals
 Shubha Dasgupta
Pineapple Financial Inc.
October 26, 2022
Page 3
       being presented by the mortgage broker channel must include the option for a client to consider certain insurance options.
Principal Shareholders, page 58

8. We note your response to our prior comment 17 and reissue in part. Please update the principal shareholders table to provide ownership as of the most recent practicable date. In this regard, we note that the table is currently as of May 31, 2022. Refer to Item 403 of
       Regulation S-K.
Description of Securities
Warrants, page 61

9. We note your response to our prior comment 20 and reissue in part. Please revise to explain how the exercise price is calculated by explaining what you mean by "based on
       1.5 times the common share price issued."
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Tonya Aldave at 202-551-3601 with any other questions.



                                                             Sincerely,
FirstName LastNameShubha Dasgupta
                                                             Division of
Corporation Finance
Comapany NamePineapple Financial Inc.
                                                             Office of Finance
October 26, 2022 Page 3
cc:       Darrin Ocasio, Esq.
FirstName LastName